UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number: 001-38764

Aptorum Group Limited

17th Floor, Guangdong Investment Tower

148 Connaught Road Central

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Entry into Line of Credit Agreements and Promissory Notes.

On August 13, 2019 (the “Effective Date”), Aptorum Therapeutics Limited (“ATL”), wholly-owned subsidiary of Aptorum Group Limited, entered into two separate Promissory Notes and Line of Credit Agreements (the “Agreements”) with Aeneas Group Limited (“Aeneas Group”) and Jurchen Investment Corporation (“Jurchen”). The Aeneas Group Agreement and Jurchen Agreement provide ATL with a line of credit up to twelve million dollars ($12,000,000) and three million dollars ($3,000,000), respectively (collectively, the “Line of Credit”), representing the maximum aggregate amount of the advances of funds from the Line of Credit that may be outstanding at any time under the Line of Credit (the “Principal Indebtedness”). ATL may draw down from the Line of Credit at any time through the day immediately preceding the third anniversary of the Effective Date (the “Maturity Date”). Interest will be payable on the outstanding Principal Indebtedness at the rate of eight percent (8%) per annum, payable semi-annually in arrears on February 12 and August 12 in each year. ATL may pre-pay in whole or in part, the Principal Indebtedness of the Line of Credit, and all interest accrued at any time prior to the Maturity Date, without penalty. Under the Agreements, in addition to certain standard covenants, we are also not permitted, without the prior written consent of Aeneas Group and Jurchen to (i) liquidate, dissolve or wind-up our business and affairs; (ii) effect any merger or consolidation transaction; (iii) sell, lease, transfer, license or otherwise dispose, in a single transaction or series of related transactions, all or substantially all of our assets; or (iv) consent to any of the foregoing. The Agreements are subject to standard events of default, which if not cured within the agreed upon cure period, permits Aeneas Group or Jurchen, as applicable, to declare the outstanding Principal Indebtedness immediately due and payable, to exercise any other remedy provided for in the Agreements or any other right available to Aeneas Group or Jurchen as provided at law or in equity. Jurchen and Aeanas Group also maintain the right to set-off during the term of the Agreements.

Both Aeneas Group and Jurchen are related parties. Aeneas Group is a wholly-owned subsidiary of Aeneas Limited, an entity 80% owned by Jurchen. Jurchen is a company wholly-owned by Mr. Huen, and a controlling shareholder of Aptorum Group Limited.

Copies of the forms of the Agreements are attached hereto as Exhibit 10.1 and 10.2, respectively.

Exhibits

See the Exhibit Index hereto.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Line of Credit Agreement
10.2	Form of Promissory Note

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2019

Aptorum Group Limited

By:	/s/ Sabrina Khan
Sabrina Khan
Chief Financial Officer

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